

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2021

F. Philip Snow
Chief Executive Officer
FactSet Research Systems Inc.
45 Glover Avenue
Norwalk, Connecticut 06850

> **Re: FactSet Research Systems Inc.**
> **Form 10-K for the fiscal year ended August 31, 2020**
> **File No. 001-11869**

Dear Mr. Snow:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K

Non-GAAP Financial Measures, page 37

1.  In future filings, please revise your non-GAAP presentations of Adjusted Operating Margin percentage to add the comparable GAAP operating margin percentage for reported periods. In addition, revise the description of "Other items" within your reconciliation to note the respective amounts which should facilitate historical comparisons; one of the reasons for your use of non-GAAP measures. Please refer to the Commissions "Conditions for Use of Non-GAAP Financial Measures" Release No. 33-8176, footnote 27.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Craig Wilson, Senior Advisor at 202-551-3226 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology